

August 17, 2012

Via E-mail
Ms. Carol Pan
Principal Accounting Officer
Wuhan General Group (China), Inc.
Canglongdao Science Park of Wuhan East Lake Hi-Tech Zone
Wuhan, Hubei, People's Republic of China 430200

    RE: **Wuhan General Group (China), Inc.**
            Form 10-K for the Year Ended December 31, 2011
            Filed April 6, 2012
            Form 10-K/A for the Year Ended December 31, 2011
            Filed April 30, 2012
            Form 10-Q for the Period Ended March 31, 2012
            Filed May 21, 2012
            File No. 1-34125

Dear Ms. Pan:

      We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Financial Statements

Report of Registered Independent Public Accounting Firm, page F-1

1. In the third paragraph of the report, your auditor indicates that the financial statements referred to above present fairly, in all material aspects, the financial position of Wuhan General Group (China), Inc. as of December 31, 2011 and 2011. Please make arrangements with your auditor to revise their report to reference the appropriate periods. Please amend

your Form 10-K to provide the revised report. Please ensure that you provide currently dated certifications with your amendment which refer to the Form 10-K/A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Nudrat Salik, Staff Accountant at (202) 551-3692 if you have questions regarding this comment.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief